EXHIBIT 99.02

The Board approved the equivalent exchange of building in Taichung City of Chunghwa Telecom with 8 parcels of land of National Property Administration.

Date of events: 2016/11/11

Contents:

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

(1)Swap outAn office building within its site located at No.168, Sec. 2, Fongle Rd., Beitun Dist.,Taichung City.

(2)	Swap in50% shares of rights of eight parcels of land located in Taoyuan CityHsinchu CityTaichung City and Tainan City.

2.Date of the occurrence of the event:2016/11/11

3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:

(1)Swap outAn office building, 6,541 square meters, equivalent to 1,978 p’ing within its site, 2,500 square meters, equivalent to 756 p’ing, estimated NT$ 429 million.

(2)Swap in50% shares of rights of Eight parcels of land located in Taoyuan City, Hsinchu City, Taichung City and Tainan City, total 3,192 square meters, equivalent to 965 p’ing, estimated NT$ 429 million.

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): National Property AdministrationNone

5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:N/A

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N/A

8.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:In accordance with the regulations

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:In accordance with the regulations

10.Name of the professional appraisal institution and its appraisal amount:N/A

11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

12.Is the appraisal report price a limited price or specific price?:N/A

13.Has an appraisal report not yet been obtained?:N/A

14.Reason for an appraisal report not been obtained:N/A

15.Broker and broker’s fee:N/A

16.Concrete purpose or use of the acquisition or disposal: property management

17.Do the directors have any objection to the present transaction?:N/A

18.Any other matters that need to be specified:None